Exhibit 99.1

Lavoro Reports First-Half Fiscal 2023 Results and Provides Full Year 2023 Guidance

•	On February 28, 2023, Lavoro and TPB Acquisition Corp. I completed the previously announced business combination and Lavoro began trading on the Nasdaq under “LVRO” on March 1, 2023.

•	Combined revenue increased 45% to $1.0 billion in the first half fiscal 2023 ended December 31, 2022, as compared to the first half fiscal 2022 driven primarily by the increase of agricultural retail sales, reflecting Lavoro’s organic and inorganic expansion, and the sales increase from the Company’s private label products.

•	First half fiscal 2023 combined pro forma net revenue increased 26% to $1.1 billion. Pro forma revenue growth assumes Lavoro owned its acquired companies for the complete current and prior periods for comparison purposes.

•	Gross margin expanded 300 basis points to 20.4%, driven primarily by the strong growth of Crop Care’s revenue and its higher contribution to Lavoro’s sales mix, procurement synergies achieved through our recently acquired companies, price mix improvement, and sales growth of higher-margin products.

•	Profit increased 68% to $50 million and Adjusted EBITDA increased 88% to $118.5 million.

SÃO PAULO – April 10, 2023 (BUSINESS WIRE) – Lavoro Limited (Nasdaq: LVRO; LVROW), the first U.S.-listed pure-play agricultural inputs distributor in Latin America, today announced its financial results for the first half fiscal 2023 period ended December 31, 2022, and provided the full fiscal year 2023 guidance.

Ruy Cunha, Chief Executive Officer of Lavoro, commented, “Lavoro is the first and only Latin American agricultural input retailer pure play on the U.S. exchanges and we are very excited to embark on this journey following the closing of our business combination. Lavoro is the largest agriculture input retailer in Brazil, yet we believe we only have approximately 10% share of the Brazilian market, which presents a tremendous long-term opportunity that we intend to capitalize on. The financial profile of our business is compelling – driven by a combination of consistent organic growth that is supplemented by a proven M&A consolidation strategy. These high growth rates, when coupled with the inherent margin advantages we enjoy from our vertically integrated Crop Care solutions business and future penetration of other adjacent services, create an attractive recipe for significant margin expansion in the years ahead. Combined, we expect to compound adjusted EBITDA growth at rates that are well beyond our revenue growth.”

First-Half Fiscal 2023 Results Overview¹,²

(in US$ million)	Revenue	Gross Margin	Profit	Net Margin	Adjusted EBITDA	Adjusted EBITDA Margin

1H23	1,042.9	20.4%	50.0	4.8%	118.5	11.4%
1H22	720.8	17.4%	29.8	4.1%	63.0	8.7%
vs. 1H22	44.7%	3.0 p.p.	67.8%	0.7 p.p.	88.0%	2.6 p.p.

Note: (1) For illustrative purposes only, Lavoro has translated its amounts in reais to U.S. dollars. The exchange rate on December 31, 2022, was R$ 5.27975 to US$1.00, and on December 31, 2021, was R$ 5.57000 to US$1.00, as reported by Refinitiv.

Note: (2) Adjusted EBITDA is a non-IFRS measure, please refer to the disclosures at the end of this press release for further discussions.

First-Half Fiscal 2023 Highlights, as Compared to First-Half Fiscal 2022

•	During the first half of fiscal 2023, Lavoro continued to execute its agricultural input retailer M&A strategy with four closed acquisitions: (i) Floema, a leader in the segment in its region, specialized in crop protection, plant nutrition, and physiology, (ii) Casa Trevo and CATR, well-established companies from South Brazil, (iii) Provecampo, which operates in Colombia, a region where Lavoro intends to leverage its market share, and (iv) Sollo Sul, a traditional company from South Brazil, that serves more than 5,000 clients.

•	Additionally, on August 25, 2022, Lavoro announced the execution of an agreement for the acquisition of 82% interest in NS Agro, a holding company of agricultural inputs retailers in Chile and Peru, specializing in crop protection and fertilizers. NS Agro marks Lavoro’s entry into the Chilean and Peruvian markets.

•	On October 21, 2022, Lavoro entered into a multiyear partnership with soil metagenomics and digital agronomy leader Pattern Ag to offer farmers in Brazil a groundbreaking service that will predict crop risks and nutrient deficiencies and offer specific product recommendations through a personalized software experience.

•	Combined revenue increased 45% to $1.0 billion driven primarily by the increase of agricultural retail sales, reflecting Lavoro’s organic and inorganic expansion, and the sales increase from Crop Care.

•	Gross profit increased 70% to $213.1 million, and gross margin expanded 300 basis points to 20.4%, mainly driven by Crop Care’s revenue growth and its higher contribution to Lavoro’s sales mix, procurement synergies achieved by recently acquired companies, price mix improvement, and growth in sales of higher-margin products.

•	Profit increased 68% to $50 million.

•	Adjusted EBITDA increased 88% to $118.5 million.

•	As of December 31, 2022, Lavoro’s footprint included 215 stores, and around 1,000 RTVs, servicing more than 72,000 clients.

First-Half Fiscal 2023 Combined Results, as compared to First-Half Fiscal 2022:

(in US$ million)	1H23	1H22	Chg. %
Revenue	1,042.9	720.8	44.7%
Cost of goods sold	(829.7)	(595.1)	39.4%
Gross Profit	213.1	125.7	69.6%
Gross Margin %	20.4%	17.4%	3.0 p.p.
Operating Expenses	(111.1)	(74.3)	49.6%
% Revenue	-10.7%	-10.3%	0.4 p.p.
Adjusted EBITDA	118.5	63.0	88.0%
Adjusted EBITDA Margin %	11.4%	8.7%	2.6 p.p.
Profit for the period	50.0	29.8	67.8%
Net Margin %	4.8%	4.1%	0.7 p.p.

•	Revenue grew 45% to $1.0 billion. Growth was primarily driven by the increase in agricultural retail sales, reflecting Lavoro’s organic and inorganic expansion, and the sales increase from the Company’s private label products. Net revenue /RTV was approximately $1 million in the first half fiscal 2023.

•	Gross margin expanded by 300 basis points to 20.4% and was primarily attributable to (i) Crop Care’s revenues growth and its higher contribution to Lavoro’s sales mix, (ii) procurement synergies, mainly through recently acquired companies, (iii) favorable product mix, due to the sales of higher-margin products, as seeds and specialties and (iv) improvements on price mix.

•	Operating expenses were $111.1 million and grew primarily due to (i) hiring of new RTVs, (ii) opening of new greenfield stores, which are still maturing, and (iii) the company's strategy of strengthening its corporate structure and back-office, aiming to enhance corporate controls, absorb the strong M&A activity and sustain geographic expansion.

•	Profit increased 68% to $50 million. Net margin came to 4.8% up 0.7 p.p over 1H22. The result was partially impacted by higher finance costs in the period, chiefly driven by the increase in interest on borrowings, mainly due to higher borrowing levels and credit rights, as well as the increase in basic interest rates in Brazil.

•	Adjusted EBITDA grew 88% to $118.5 and Adjusted EBITDA margin expanded by 2.6 p.p. to 11.4% driven by a combination of organic growth from the distribution operations (Brazil and LATAM Clusters), higher contribution from Crop Care on combined results, and the addition of four acquired companies.

Recent Business and Commercial Updates

Successful Business Combination with TPB Acquisition Corporation I

On March 1, 2023, Lavoro began trading its shares on the Nasdaq stock exchange under the ticker symbols "LVRO" and "LVROW". The listing follows the successful completion of its business combination with TPB Acquisition Corporation I, a special purpose acquisition company sponsored by The Production Board, on February 28, 2023.

Exclusive Partnership with Pattern Ag

On October 21, 2022, Lavoro entered into a multiyear partnership with soil metagenomics and digital agronomy leader Pattern Ag to offer farmers in Brazil a groundbreaking service that can predict crop risks and nutrient deficiencies and offer specific product recommendations through a personalized software experience. This strategic partnership expands Lavoro's portfolio of digital tools and services for Brazilian farmers, a key growth driver for the company. With Pattern Ag, Lavoro plans to offer clients a digital agronomy platform that will map their fields, analyze their agronomy data, leverage applied metagenomics sequencing and soil chemistry analysis, and provide specific production application recommendations to clients, helping farmers improve yields, while minimizing their costs, land, water, and carbon footprint.

Recent M&As Updates

Closed agreements

Acquisition of Sollo Sul

On November 30, 2022, Lavoro completed the acquisition of 100% interest in Sollo Sul, which agreement for acquisition was signed on July 2022. Founded in 1991, Sollo Sul is a well-established retailer from South Brazil, that works with a vast product portfolio, serving over 5,000 farmers. This acquisition contributed to consolidate Lavoro as the market leader in the ag. inputs retail business of Paraná state. Sollo Sul has a current market share estimated at 6% in the southwest region of Paraná state and has around 45 RTVs. Pro forma revenue for the first half fiscal 2023 totaled around $42 million.

Acquisition of Casa Trevo and CATR

On August 31, 2022, Lavoro completed the acquisition of 85% interest in Casa Trevo, which agreement for acquisition was signed on May 2022. Founded in 1973, Casa Trevo operates under the Agroceres and Bayer brands, while CATR, which started its operations in 2006, operates under the BASF brand. Both companies are specialized in the distribution of agricultural inputs and in the dissemination of technologies for resellers, cooperatives, and cereal producers in the state of Rio Grande do Sul, having around 20 RTVs. Pro forma revenue for the first half fiscal 2023 totaled around $37 million.

Acquisition of Floema

On August 4, 2022, Lavoro completed the acquisition of 100% interest in Floema, which agreement for acquisition was signed on March 2022. Founded in 2005, Floema is a leader of ag. inputs retailer in the state of Minas Gerais, having around 15 RTVs. Through this acquisition, Lavoro intends to expand its market share in the region. Pro forma revenue for the first half fiscal 2023 totaled around $22 million.

Acquisition of Provecampo

On July 29, 2022, Lavoro completed the acquisition of 100% interest in Provecampo, which agreement for acquisition was signed on June 2022. Founded in 2002, the company distributes high-quality products for the agricultural sector, provides technical support to local farmers, and has around 10 RTVs. Provecampo has great relevance in northern Colombia, a region where Lavoro intends to leverage its market share. Pro forma revenue for the first half fiscal 2023 totaled around $4 million.

Signed acquisitions (Binding MoUs)

NS Agro

On August 25, 2022, Lavoro announced the execution of an agreement for the acquisition of 82% interest in NS Agro, a holding company of agricultural inputs retailers in Chile and Peru, specializing in crop protection and fertilizers. NS Agro marks Lavoro’s entry into the Chilean and Peruvian markets. The completion of this acquisition is subject to the usual precedent conditions for this type of transaction, including the approval by the regulatory authorities in Brazil, and is now expected to close in the fiscal fourth quarter of 2023. NS Agro’s revenue in 2021 was greater than $190 million.

Cromo Química

On January 13, 2023, Lavoro entered into an agreement to acquire a majority stake in Cromo Química, a company based in Rio Grande do Sul, south of Brazil, specializing in the production of high-performance adjuvants and enhancers for agriculture, focusing on soybean, corn, cotton, and winter crops. The company has a strong presence in the South and Midwest regions of Brazil. The acquisition will put Cromo Química within the expanding portfolio of Crop Care, Lavoro's vertically integrated business segment, which operates with biological inputs, specialty fertilizers, and off-patent crop protection products. The completion of this acquisition is subject to the usual precedent conditions for this type of transaction, including approval by the regulatory authorities in Brazil.

Referência Agroinsumos

On February 28, 2023, the Company entered into an agreement to acquire a controlling interest in Referência Agroinsumos. Founded in 2006, Referência has nine distribution locations and more than 80 employees, serving approximately 2,000 customers in the South of Brazil. Referência, which sells inputs of major brands such as Bayer and Corteva, has grown approximately 43% per year in the last four years, opened seven locations in the state, and reported net revenue of approximately R$ 300 million, in the 2022 fiscal year. The completion of this acquisition is subject to the usual precedent conditions for this type of transaction, including approval by the regulatory authorities in Brazil.

Pro forma Financial Information³

(in US$ million)	1H23	1H22	Chg. %
Pro forma Revenue	1,104.2	879.4	25.6%
Pro forma COGS	(881.6)	(725.2)	21.6%
Pro forma Gross Profit	222.6	154.2	44.3%
Pro forma Gross Margin %	20.2%	17.5%	2.7 p.p.
Pro forma Operating Expenses	(114.0)	(89.4)	27.5%
% Pro forma Revenue	-10.3%	-10.2%	0.1 p.p.
Pro forma Adjusted EBITDA	125.2	76.3	64.1%
Pro forma Adjusted EBITDA margin %	11.3%	8.7%	2.7 p.p.

Note: (3) Pro Forma financial information is calculated assuming the acquisitions occurred at the beginning of the period presented and the prior year (rather than just the partial “stub period” contribution). Pro Forma Revenues represent fully combined revenues, which include revenues from non-controlling minority shareholders.

Conference Call Details

The Company will host a conference call and webcast to review its first-half fiscal 2023 results on Monday, April 10, 2023, at 5:00 pm ET / 6:00 pm BRT.

The live telephonic conference call can be accessed following registration via this link https://register.vevent.com/register/BIce1b30a96d644e7bb5076254a566a715. The webcast link is also available via: https://edge.media-server.com/mmc/p/ri2ud8ns. An archived replay of the webcast will also be available shortly after the live event has concluded.

The live audio webcast will be accessible in the Events section on the Company's Investor Relations website at https://ir.lavoroagro.com/disclosure-and-documents/events/.

Full Year Fiscal 20234 Pro forma Guidance

(in US$ million)	2023
Pro forma Revenue	2,740
Pro forma Adjusted EBITDA	210
Pro forma Adjusted EBITDA margin %	7.7%

Note: (4) Fiscal year starting on July 1st, 2022 and ending on June 30th, 2023.

Non-IFRS Financial Measures

This press release contains certain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. The Company believes these non-IFRS financial measures provide meaningful supplemental information as they are used by the Company's management to evaluate the Company's performance, and provide additional information about trends in our operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on our results, as well as the effects of certain items or events that vary widely among similar companies, and therefore may hamper comparability across periods, although these measures are not explicitly defined under IFRS. Management believes that these measures enhance a reader's understanding of the operating and financial performance of the Company and facilitate a better comparison between fiscal periods. Adjusted EBITDA is defined as profit for the period, adjusted for finance income (cost), net, income taxes current and deferred, depreciation and amortization, M&A expenses that in management’s judgment do not necessarily occur on a regular basis, fair value of inventories sold from acquired companies, minus gain on bargain purchases, to provide further meaningful information to evaluate the Company’s performance. Adjusted EBITDA Margin is calculated as Adjusted EBITDA as a percentage of revenue for the period. Pro Forma Adjusted EBITDA is defined as pro forma profit for the period, adjusted for pro forma finance income (costs), net, pro forma income taxes current and deferred, pro forma depreciation and amortization, fair value on inventories sold from acquired companies, and M&A expenses that in management’s judgment do not necessarily occur on a regular basis, minus gain on bargain purchases. Pro Forma Adjusted EBITDA Margin is calculated as Pro Forma Adjusted EBITDA as a percentage of pro forma revenue for the period.

The Company does not intend for the non-IFRS financial measures contained in this release to be a substitute for any IFRS financial information. Readers of this press release should use these non-IFRS financial measures only in conjunction with comparable IFRS financial measures. Reconciliations of the non-IFRS financial measures, Adjusted EBITDA, and Pro Forma Adjusted EBITDA, to their most comparable IFRS measures, are provided in the table below.

Reconciliation of Adjusted EBITDA and Pro forma Adjusted EBITDA5,6

(in US$ million)	1H23	1H22	Chg. %
Profit for the period	50.0	29.8	67.8%
(+) Finance income (costs), net	59.9	9.0	566.7%
(+) Income taxes current and deferred	(7.8)	12.7	-160.9%
(+) Depreciation and amortization	12.9	10.8	19.3%
(+) M&A expenses[7]	1.0	1.2	-13.0%
(+) Fair value of inventories sold from acquired companies	2.6	2.8	-9.8%
(-) Gain on bargain purchases[8]	-	(3.3)	-100.0%
Adjusted EBITDA	118.5	63.0	88.0%
(/) Revenue	1,042.9	720.8	44.7%
Adjusted EBITDA margin %	11.4%	8.7%	2.6 p.p.

(in US$ million)	1H23	1H22	Chg. %
Pro forma profit for the period	55.3	37.9	46.0%
(+) Pro forma finance income (costs), net	60.2	12.7	374.5%
(+) Pro forma income taxes current and deferred	(6.9)	14.3	-148.6%
(+) Pro forma depreciation and amortization	13.1	10.8	21.6%
(+) M&A expenses[7]	1.0	1.2	-13.0%
(+) Fair value of inventories sold from acquired companies	2.6	2.8	-9.8%
(-) Gain on bargain purchases[8]	-	(3.3)	-100.0%
Pro forma Adjusted EBITDA	125.2	76.3	64.1%
(/) Pro forma revenue	1,104.2	879.4	25.6%
Pro forma Adjusted EBITDA margin %	11.3%	8.7%	2.7 p.p.

Note: (5) For illustrative purposes only, Lavoro has translated its amounts in reais to U.S. dollars. The exchange rate on December 31, 2022, was R$ 5.27975 to US$1.00, and on December 31, 2021, was R$ 5.57000 to US$1.00, as reported by Refinitiv.

Note: (6) Pro Forma financial information is calculated assuming the acquisitions occurred at the beginning of the period presented and the prior year (rather than just the partial “stub period” contribution). Pro forma financial information is disclosed only for comparison purposes.

Note: (7) M&A expenses primarily include M&A team compensation expenses and accounting and tax due diligence expenses.
Note: (8) Difference between the fair value of the Union Agro`s net assets and the price paid by the Company, recorded as a gain.

About Lavoro

Lavoro is Brazil’s largest agricultural inputs retailer and a leading provider of agriculture biologics inputs. Through a comprehensive portfolio, we believe Lavoro empowers farmers to adopt breakthrough technology and boost productivity. Founded in 2017, Lavoro has a broad geographical presence, with distribution operations in Brazil and Colombia, and an emergent agricultural input trading company in Uruguay. Lavoro has around 1,000 technical sales representatives (RTVs), which meet with more than 72,000 customers on farms and at 215 retail locations multiple times per year to help them plan, purchase the right inputs, and manage their farming operations to optimize outcomes. Learn more about Lavoro at ir.lavoroagro.com.

Reportable Segments

Lavoro’s reportable segments are the following:

Brazil Cluster: comprises companies dedicated to the distribution of agricultural inputs such as crop protection, seeds, fertilizers and specialty products, in Brazil.

LATAM Cluster: includes companies dedicated to the distribution of agricultural inputs outside Brazil (currently primarily in Colombia).

Crop Care Cluster: includes companies that produce and import our own portfolio of private label products including off-patent crop protection and specialty products (e.g., biologicals and specialty fertilizers).

Lavoro’s Fiscal Year

Lavoro follows the crop year, which means that its fiscal year comprises July 1st of each year, until June 30th of the following year. Given this, Lavoro’s quarters have the following format:

1Q – quarter starting on July 1 and ending on September 30.

2Q – quarter starting on October 1 and ending on December 31.

3Q – quarter starting on January 1 and ending on March 31.

4Q – quarter starting on April 1 and ending on June 30.

Seasonality

Agribusiness is subject to a relevant seasonality throughout the year, especially due to the crop cycles that depend on specific weather conditions. Operations, especially in Brazil, have unique weather conditions compared to other countries producing agricultural commodities, making it possible to harvest two to three crops in the same area per year. Thus, considering that the activities of the Group’s customers are directly related to crop cycles, which are seasonal in nature, revenues and cash flows from sales may also be substantial seasonal.

The sale of our products is dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. Demand for our products is typically strongest between October and December, with a second period of strong demand between January and March. The seasonality of agricultural inputs demand results in our sales volumes and net sales typically being the highest during the South American spring season and our working capital requirements typically being the highest just after the end of the spring season

For this reason, we observe during soybean crop year a high amount of trade receivables and trade payables that will be settled between April and May. Therefore, there is an increase of the advances in general.

Definitions

RTVs: refer to Lavoro’s technical sales representatives (Representante Técnico de Vendas), who are linked to its retail stores, and who develop commercial relationships with farmers.

Net Revenue / RTV: Net revenue per RTV. Considering the distribution net revenue from Brazil and LATAM Clusters.

Forward-Looking Statements

The contents of any website mentioned or hyperlinked in this press release are for informational purposes and the contents thereof are not part of or incorporated into this press release.

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro’s business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions; opportunities, trends, and developments in the agricultural input industry, including with respect to future financial performance in the industry. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro.

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro related to the business combination agreement or the transaction; the ability to maintain the listing of Lavoro’s securities on Nasdaq; the price of Lavoro’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the combined capital structure; changes in general economic conditions, including as a result of the COVID-19 pandemic; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to the business combination and being a public company and other risks and uncertainties indicated from time to time in the proxy statement/prospectus filed by Lavoro relating to the business combination or in the future, including those under “Risk Factors” therein, and in TPB Acquisition Corp.’s or Lavoro’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect Lavoro’s expectations, plans, or forecasts of future events and views as of the date of this press release. Lavoro anticipates that subsequent events and developments will cause Lavoro’s assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact

Fernanda Rosa

fernanda.rosa@lavoroagro.com